

[redacted]
Subject: WeFunder - Registration
Date: January 13, 2023 at 10:59 AM
[redacted]

MG

Gebsta,

Please register and sign-up for an account with WeFunder for my European soccer team project.

https://wefunder.com/signup

This takes 10-15 minutes.

Once you have registered, please choose to invest in FMCF

https://wefunder.com/fmcf

The maximum amount allowed will be $2,200. Your credit card will not be charged.

This is a *non-binding* commitment that will only be released to our company in the event that sufficient funds are raised AND you provide additional consent to invest officially.

What questions will the average investor have? I need to develop a FAQ and could definitely use your help...



From: **Michael Gorman** [redacted]
Subject: WeFunder FMCF
Da[redacted]

MG

Please register and sign-up for an account with WeFunder for my European soccer team and transfer rights project.

https://wefunder.com/signup

This takes 10-15 minutes.

Once you have registered, please choose to invest in FMCF

https://wefunder.com/fmcf

The maximum amount allowed will be $2,200. Your credit card will not be charged.

This is a *non-binding* commitment that will only be released to our company in the event that sufficient funds are raised AND you provide additional consent to invest officially.

Let me know if you have any questions.

Thanks,

Michael Gorman
[redacted]

From: **Michael Gorman** ███████████████████████
Subject: Wefunder - FMCF
Date:
To: ██████████████████████████



Hey Regg,

Please register and sign-up for an account with WeFunder for my European soccer team and transfer rights project.

https://wefunder.com/signup

This takes 10-15 minutes.

Once you have registered, please choose to invest in FMCF

https://wefunder.com/fmcf

The maximum amount allowed will be $2,200. *Your credit card will not be charged.*

This is a *non-binding* commitment that will only be released to our company in the event that sufficient funds are raised AND you provide additional consent to invest officially.

Let me know what you think of the site and profile.

Thanks,

Michael Gorman